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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                   FORM 8-A/A

              AMENDMENT NO.2 TO REGISTRATION STATEMENT ON FORM 8-A
                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                 ---------------

                      NELLCOR PURITAN BENNETT INCORPORATED
             (Exact name of registrant as specified in its charter)

             Delaware                                   94-2789249
(State of incorporation or organization) (I.R.S. employer identification number)

       4280 Hacienda Drive
      Pleasanton, California                                          94588
(Address of principal executive offices)                           (Zip code)

         If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A(c)(1), please check the following box. / /

         If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A(c)(2), please check the following box. / /

Securities to be registered pursuant to Section 12(b) of the Act:

      None                                                Not Applicable
(Title of each class                             (Name of each exchange on which
to be so registered)                             each class is to be registered)

Securities to be registered pursuant to Section 12(g) of the Act:

                         Preferred Share Purchase Rights
                                (Title of Class)

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ITEM 1:  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

         On June 11 1991, the Board of Directors of Nellcor Puritan Bennett Incorporated (formerly Nellcor Incorporated) (the "Company") declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $.001 per share (the "Common Shares"), of the Company pursuant to the terms of a Rights Agreement dated June 11, 1991. The dividend was paid on June 26, 1991 (the "Record Date") to the stockholders of record on that date. Rights have also been issued with respect to each Common Share issued or delivered after the Record Date. The Rights Agreement was first amended as of September 1, 1992 with The First National Bank of Boston becoming the Rights Agent (the "Rights Agent") and the Rights Agreement as so amended is referred to as the "Original Rights Agreement." On March 8, 1996, the Company and the Rights Agent entered into the Amended and Restated Rights Agreement (the "Amended Rights Agreement"). The following is a summary description of the terms of the Amended Rights Agreement.

         Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $.001 per share (the "Preferred Shares"), of the Company at a price of $320 per one one-hundredth of a Preferred Share (the "Purchase Price"), subject to adjustment. Initially, the Rights are evidenced by the stock certificates representing the Common Shares, and no separate Rights certificates have been or will be distributed until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") have acquired beneficial ownership of 15% or more of the outstanding Common Shares or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding Common Shares (the earlier of such dates being called the "Distribution Date").

         The Amended Rights Agreement provides that, until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), new Common Share certificates issued after the Record Date upon transfer or new issuance of Common Shares have contained and will contain a notation incorporating the current version of the Rights Agreement by reference. Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights) the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation or a copy of this or other Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of

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business on the Distribution Date, and such separate Right Certificates alone will evidence the Rights.

         Pursuant to the Amended Rights Agreement, the Rights will expire on March 8, 2006 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case, as described below.

         The Rights are not exercisable until the Distribution Date and thereafter are exercisable for a period of 60 days; provided, that the Rights are not exercisable if a person becomes an Acquiring Person pursuant to a tender or exchange offer for all outstanding Common Shares at a price and on terms determined by the Board of Directors (including a majority of the incumbent Board) to be fair to the stockholders of the Company after taking into account all factors deemed relevant and otherwise in the best interest of the Company and its stockholders. In addition, the Rights are not exercisable until the Company's right of redemption (as described below) has expired.

         The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then-current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).

         The number of outstanding Rights and the number of one one-hundredths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

         Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1.00 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per Common Share. Each Preferred Share will have 100 votes, voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per Common Share. These rights are protected by

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customary anti-dilution provisions. Because of the nature of the Preferred
Shares' dividend, liquidation and voting rights, the value of the one one-hundredth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share. The Preferred Shares rank junior to all other series of the Company's preferred stock.

         In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power is sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right. In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the exercise price of the Right (or, if such number of Common Shares is not authorized, the Company may issue cash, debt, stock or a combination thereof in exchange for the Rights).

         At any time after any Person becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one Common Share, or one one-hundredth of a Preferred Share (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges or the Company may issue cash, debt or other property or any combination thereof), per Right (subject to adjustment).

         With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-hundredth of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

         At any time until ten days following the date on which a person becomes an Acquiring Person, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right. Under certain circumstances, the decision to redeem shall require the concurrence of a majority of the Incumbent Board. The redemption of the Rights may be made effective at such time and upon such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the redemption price.

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         The terms of the Rights may be amended by the Board of Directors of the
Company without the consent of the holders of the Rights, including an amendment to lower the 15% beneficial ownership threshold described above with respect to an Acquiring Person to any percentage which is (i) greater than the largest percentage of the outstanding Common Shares then known to the Company to be beneficially owned by any person or group of affiliated or associated persons (other than the Company, any Subsidiary of the Company, employee benefit plans of the Company or any Subsidiary, or any entity holding Common Shares pursuant to the terms of any such plan) and (ii) not less than 10%, except that from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person, no amendment may adversely affect the interests of the holders of the Rights (other than an Acquiring Person). After a Person becomes an Acquiring Person and under certain other circumstances, amendments to the Amended Rights Agreement require the concurrence of a majority of the Incumbent Board.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

ITEM 2.  EXHIBITS.

         Number                       Description

          1.1      Specimen Right Certificate

          2.1 Amended and Restated Rights Agreement, dated as of March 8, 1996, between the Registrant and The First National Bank of Boston, as Rights Agent

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                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Resistrant has duly caused this Amendment No. 2 to its Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  March 13, 1996               NELLCOR PURITAN BENNETT
                                    INCORPORATED

                                    By  /s/ Laureen DeBuono
                                      ----------------------------------------
                                      Laureen DeBuono
                                      Executive Vice President, Human Resources,
                                        General Counsel and Secretary


                                                               Page 6 of 6 pages
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                              INDEX TO EXHIBITS


                                                          Sequentially
Exhibit                                                     Numbered
  No.                      Description                    Page Number
-------                    -----------                    ------------
  1.1          Specimen Right Certificate

  2.1          Amended and Restated Rights Agreement,
               dated as of March 8, 1996, between the
               Registrant and the First National Bank
               of Boston, as Rights Agent